UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ____________________________
SCHEDULE 13D
(Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 10)*
  ____________________________
Northern Oil and Gas, Inc.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
665531109
(CUSIP NUMBER)
Christopher D. Moore
Angelo, Gordon & Co, L.P.
245 Park Avenue, 26th Floor
New York, NY 10167
Tel. No.: (212) 692-2009

COPIES TO:

Jason Daniel
Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street
Suite 1800
Dallas, TX 75201
(214) 969-4209
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 27, 2020
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ◻
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS Angelo, Gordon & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,616,692 (1)
	8	SHARE D VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,616,692 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,616,692 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON* IA, PN

(1)
Consisting of 3,067,591 shares of common stock, par value $0.001 per share (“Common Stock”), of Northern Oil and Gas, Inc. (the “Issuer”) and the number of shares of Common Stock into which shares of 6.500% Series A Perpetual Cumulative Convertible Preferred Stock (“Preferred Stock”) of the Issuer is convertible, subject to the limitations of the Conversion Cap.  This amount reflects the Issuer’s 1-for-10 reverse stock split effected on September 18, 2020.

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS AG Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,616,692 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,616,692 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,616,692 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON* PN

(1)
Consisting of 3,067,591 shares of Common Stock and the number of shares of Common Stock into which shares Preferred Stock is convertible, subject to the limitations of the Conversion Cap. This amount reflects the Issuer’s 1-for-10 reverse stock split effected on September 18, 2020.

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS JAMG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,616,692 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,616,692 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,616,692 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON* OO

(1)
Consisting of 3,067,591 shares of Common Stock and the number of shares of Common Stock into which shares Preferred Stock is convertible, subject to the limitations of the Conversion Cap.  This amount reflects the Issuer’s 1-for-10 reverse stock split effected on September 18, 2020.

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS Michael L. Gordon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,616,692 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,616,692 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,616,692 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON* IN, HC

(1)
Consisting of 3,067,591 shares of Common Stock and the number of shares of Common Stock into which shares Preferred Stock is convertible, subject to the limitations of the Conversion Cap.  This amount reflects the Issuer’s 1-for-10 reverse stock split effected on September 18, 2020.

AMENDMENT NO. 10 TO SCHEDULE 13D

This Amendment No. 10 to Schedule 13D amends and supplements the Schedule 13D filed by (i) Angelo, Gordon & Co., L.P., a Delaware limited partnership (“Angelo Gordon”), (ii) AG Partners, L.P., a Delaware limited partnership (“AG Partners”), (iii) JAMG LLC, a Delaware limited liability company (“JAMG”) and (iv) Michael L. Gordon (collectively with Angelo Gordon, AG Partners and JAMG, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on August 30, 2019, as amended by the Amendment No. 1 to Schedule 13D filed on October 21, 2019, Amendment No. 2 to Schedule 13D filed on November 5, 2019, Amendment No. 3 to Schedule 13D filed on November 11, 2019, Amendment No. 4 to Schedule 13D filed on November 20, 2019, Amendment No. 5 to Schedule 13D filed on January 22, 2020, Amendment No. 6 to Schedule 13D filed on February 13, 2020, Amendment No. 7 to Schedule D filed on February 25, 2020, Amendment No. 8 to Schedule D filed on March 10, 2020 and Amendment No. 9 to Schedule D filed on May 26, 2020 (the “Schedule 13D”).

This Amendment No. 10 amends and supplements the Schedule 13D as specifically set forth herein.
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and restated to read as follows:

The Reporting Persons intend to communicate with the Issuer’s management and Board of Directors (the “Board”), as well as holders of equity or debt securities or other indebtedness of the Issuer, regarding potential transactions involving the Issuer’s equity or debt securities or other indebtedness that could extend debt maturities and/or enhance liquidity, as well as related financial and other matters. Such potential transactions could involve third parties and could include, but are not limited to, consent solicitations involving the Issuer’s debt securities, amendments to agreements governing the Issuer’s other indebtedness, exchanges of equity and/or debt securities of the Issuer for other securities of the Issuer, and provision of additional financing to the Issuer. The Reporting Persons or their affiliates may participate in any such transactions or any other transactions that may be undertaken by the Issuer.

In addition to the potential actions described above, the Reporting Persons intend to communicate with the Issuer’s management and Board regarding suggestions for potential strategic transactions involving the Issuer (including potential merger and/or acquisition options) that could enhance shareholder value.  Further, the Reporting Persons and their representatives may engage in discussions with other current or prospective holders of equity or debt securities or other indebtedness of the Issuer, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, potential strategic alternatives for the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future formulate plans or proposals depending on various factors, including, without limitation, the outcome of the transactions referenced in this Schedule 13D, as amended, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, and take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may, subject to the obligations set forth above, include: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons undertake no obligation to make additional disclosures except to the extent required by law.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated to read as follows.
(a) - (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.  Such information is based on 44,664,033 shares of Common Stock outstanding as of September 18, 2020, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on September 24, 2020 and the shares of Common Stock issuable upon the conversion of the Preferred Stock, as limited by the Conversion Cap.
Angelo Gordon, in its capacity as investment manager to the Accounts, has sole power to vote 4,616,692 shares of Common Stock and the power to dispose of 4,616,692 shares of Common Stock, consisting of 3,067,591 shares of Common Stock held in the Accounts and 1,549,101 shares of Common Stock issuable upon the conversion of the Preferred Stock, as limited by the Conversion Cap. As the sole general partner of Angelo Gordon, AG Partners may be deemed to have the sole power to vote 4,616,692 shares of Common Stock and the power to dispose of 4,616,692 shares of Common Stock, as per above. As the general partner of AG Partners, JAMG may be deemed to have the sole power to vote 4,616,692 shares of Common Stock and the power to dispose of 4,616,692 shares of Common Stock, as per the above.  As the managing member of JAMG and the chief executive officer of Angelo Gordon, Michael L. Gordon may be deemed to have sole power to vote 4,616,692 shares of Common Stock and the power to dispose of 4,616,692 shares of Common Stock, as per the above.
(c) Not Applicable.
(d) Not Applicable.
(e) Not Applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 27, 2020

ANGELO, GORDON & CO., L.P.

By: AG Partners, L.P.
Its General Partner

By: JAMG LLC
Its General Partner

By: MICHAEL L. GORDON
Its Managing Member

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

AG PARTNERS, L.P.

By: JAMG LLC
Its General Partner

By: MICHAEL L. GORDON
Its Managing Member

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

JAMG LLC

By: MICHAEL L. GORDON
Its Managing Member

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

MICHAEL L. GORDON

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact